UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.

22 Einstein St., Ness Ziona, Israel 7403686

+972 8-974-0000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Steakholder Foods Ltd. (“Steakholder Foods”) to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited consolidated interim financial statements of Steakholder Foods as at and for the six-month period ended June 30, 2026; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Steakholder Foods’ financial condition and results of operations as at and for the six-month period ended June 30, 2026.

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Unaudited Consolidated Interim Financial Statements as at June 30, 2026

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Unaudited Condensed Consolidated Interim Statements of Financial Position, (ii) Unaudited Condensed Consolidated Interim Statement of Income and of Comprehensive Loss, (iii) Unaudited Condensed Consolidated Interim Statements of Changes in Equity, (v) Unaudited Condensed Consolidated Interim Statements of Cash Flows, and (vi) the Notes to the Condensed Consolidated Interim Financial Statements.

Exhibit 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into Steakholder Foods’ registration statements on Form F-3 (File Nos. 333-276845, 333-285501, 333-286445, 333-288621, 333-289323, 333-291594, 333-296777 and 333-298371) and Form S-8 (File Nos. 333-255419, 333-267045, 333-271112, 333-279010, 333-286245 and 333-293876).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: August 25, 2026

3